SingTel

RECEIVED

2006 MAR 30 P 12: 56

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

6 March 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

06012053

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 27 February 2006 to 3 March 2006.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary

PROCESSED
MAR 30 2006
THOMSON
FINANCIAL

Encs

3/30

RECEIVED 2006 MAR 30 P 12:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	02-Mar-2006 17:27:11
Announcement No.	00065

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Incorporation of Subsidiary - NCSI (Shanghai) Co., Ltd.
Description	
Attachments:	333-ann.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

INCORPORATION OF SUBSIDIARY NCSI (SHANGHAI) CO., LTD.

Singapore Telecommunications Limited ("SingTel") wishes to announce that NCSI Holdings Pte Ltd, an indirect wholly-owned subsidiary of SingTel, has incorporated a wholly-owned subsidiary known as NCSI (Shanghai) Co., Ltd. ("NCSI (Shanghai)").

NCSI (Shanghai) is a company incorporated in the People's Republic of China and has a registered capital of SGD1,400,000. The principal activity of NCSI (Shanghai) is the provision of system integration, software research and development and other IT-related services. The directors of NCSI (Shanghai) are Dr Chong Yoke Sin, Mr Tan Kah Hock Eddy and Ms Tham Ai Chyn.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 2 March 2006

Lorinda Leung

From: Lim Li Ching

Sent: Thursday, March 02, 2006 5:27 PM

To: Lorinda Leung; 051214-Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, March 02, 2006 5:27:11 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00065
Submission Date & Time :: 02-Mar-2006 17:26:24
Broadcast Date & Time :: 02-Mar-2006 17:27:11
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/03/2006

TIME: 08:29:51

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Incorporation of Subsidiary NCSI (Shanghai) Co Ltd

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Friday, March 03, 2006 5:30 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 312278.pdf

312278.pdf (11 KB)

ASX confirms the release to the market of Doc ID: 312278 as follows:
Release Time: 03-Mar-2006 08:29:50
ASX Code: SGT
File Name: 312278.pdf
Your Announcement Title: Incorporation of NCSI (Shanghai) Co., Ltd.

RECEIVED Print this page

2006 MAR 30 P 12:06

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-Mar-2006 14:35:30
Announcement No.	00029

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of Foreign Financial Products relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.
Attachments:	App3B-280206-sgx.pdf Total size = **332K** (2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 31 January 2006 497,214,756 ✓ Net transfers* (8,319,771) ✓ At 28 February 2006 488,894,985 ✓ * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
488,894,985 (as at 28 February 2006)	CDIs issued over ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
16,209,389,831 (as at 28 February 2006)	Unquoted ordinary shares (including 9,836,895,692 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
74,104,587 (as at 28 February 2006)	Singapore Telecom Share Option Scheme 1999 Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 March 2006

Chan Su Shan
Company Secretary

Print name: ....

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 Holders of ORD & DEF GROUPED

G1/ ORD & DEF GROUPED

Rank	Name	Units	% of Issued Capital
1	WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	120,922,795	24.73
2	NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	71,608,703	14.65
3	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	55,416,477	11.34
4	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED GPO BOX 5430 SYDNEY NSW	27,141,377	5.55
5	UBS NOMINEES PTY LTD <PRIME BROKING A/C> LEVEL 25 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW	18,124,369	3.71
6	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	17,736,235	3.63
7	COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW	15,837,738	3.24
8	WESTPAC FINANCIAL SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	10,147,051	2.08
9	VICTORIAN WORKCOVER AUTHORITY C/- NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	8,085,728	1.65
10	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	6,509,124	1.33
11	CITICORP NOMINEES PTY LIMITED <CFS WSLE 452 AUST SHARE A/C> GPO BOX 764G MELBOURNE VIC	5,817,663	1.19
12	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C> GPO BOX 764G MELBOURNE VIC	5,800,000	1.19
13	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD	5,501,000	1.13
14	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH BOFF SUPER A/C> GPO BOX 764G MELBOURNE VIC	5,044,985	1.03
15	TRANSPORT ACCIDENT COMMISSION C/- NATIONAL NOMINEES LTD GPO BOX 1406M MELBOURNE VIC	4,754,711	0.97
16	THE AUSTRALIAN NATIONAL UNIVERSITY INVESTMENT SECTION CANBERRA ACT	3,600,000	0.74
17	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED GPO BOX 5302 SYDNEY NSW	3,449,417	0.71
18	WESTPAC LIFE INSURANCE SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	3,269,465	0.67
19	ANZ NOMINEES LIMITED <CASH INCOME A/C> GPO BOX 2842AA MELBOURNE VIC	3,036,818	0.62
20	M F CUSTODIANS LTD LEVEL 18 8 EXHIBITION STREET MELBOURNE VIC	2,349,176	0.48
Total		394,152,832	80.64

Foo Yen Yen

From: Lim Li Ching
Sent: Friday, March 03, 2006 2:36 PM
To: Lorinda Leung; 051214-Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, March 03, 2006 2:35:30 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00029
Submission Date & Time :: 03-Mar-2006 14:34:32
Broadcast Date & Time :: 03-Mar-2006 14:35:30
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/03/2006

TIME: 17:20:59

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

From: ASX.Online@asx.com.au
Sent: Friday, March 03, 2006 2:21 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 312631.pdf

312631.pdf (121 KB)

ASX confirms the release to the market of Doc ID: 312631 as follows:
Release Time: 03-Mar-2006 17:20:50
ASX Code: SGT
File Name: 312631.pdf
Your Announcement Title: Top 20 holders

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 03/03/2006

TIME: 17:20:49

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lee Bee Chin

From: ASX.Online@asx.com.au
Sent: Friday, March 03, 2006 2:21 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 312630.pdf

312630.pdf (338 KB)

ASX confirms the release to the market of Doc ID: 312630 as follows:
Release Time: 03-Mar-2006 17:20:39
ASX Code: SGT
File Name: 312630.pdf
Your Announcement Title: Appendix 3B

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Feb-2006 07:31:42
Announcement No.	00015

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Optus - Australian Regulatory Update by Mr Paul Fletcher, Director, Corporate & Regulatory Affairs
Description	
Attachments:	Presentation-28Feb06.pdf Total size = **284K** (2048K size limit recommended)

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SingTel Optus - Regulatory Update

Mr Paul Fletcher
Director - Corporate & Regulatory Affairs

February 2006

SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.

SingTel

Agenda

Fixed line

- wholesale price increases
- unbundled local loop (ULL)
- Telstra's FTTN plan - impact on competition

Mobile Termination

SingTel

The fixed line regulatory battle covers 3 horizons


Fibre To The Node
ULL
Existing Fixed Line services
Horizon 1
Horizon 2
Horizon 3

Telstra objective	Key Telstra strategy
• Restore its monopoly	• Seek access holiday for Fibre To The Node (FTTN)
• Head off serious competitive threat	• Delay ULL pricing • Operational processes as difficult as possible
• Squeeze oxygen from resellers	• Increase wholesale line rental price to above retail • Try to push other wholesale prices up

SingTel

Existing fixed line services: line rental

➢ Telstra price increase December 2005



Price increase
No price increase
26.95
29.95
31.95
30.36
Telstra Homeline Complete
Telstra Homeline Plus
Telstra Homeline Part
Telstra Wholesale Price

Telstra monthly line rental

A$ per month at Dec 05 - all prices include GST

Telstra action December 05

- Increased wholesale line rental by A$3.41 (GST - inclusive)
- Increased HomeLine Part by A$5.00
- No change to HomeLine Plus or HomeLine Complete

Implications for resellers

- Further damages preselect business - A$5 line rental penalty per month to take long distance from Optus
- Also damages local call resale business – vast majority of Telstra retail customers pay less than A$31.95

Legal and Regulatory response pending

- ACCC investigating Competition Notice – has already issued Consultation Notice
- Private legal action also an option

SingTel

Existing fixed line services: PSTN and local calls

Service	Current Price Basis	Price Prospects
PSTN Originating and terminating access	• Under contract until 30 June 06	• ACCC's 2004 decision signalled further reductions from 2006 – removal of "access deficit contribution" • ACCC currently reviewing its approach to PSTN – will reveal its position H1 06.. • Telstra likely to lodge undertaking proposing rate increase based on lower traffic volumes. • Optus will seek a commercial deal for rate reduction post 30/06/06. • Outcome likely to require ACCC arbitration.
Local Call Resale – Line Rental	• Set by Telstra – tracks Telstra's "Homeline Part" retail line rental	• Optus reducing dependency through ULL rollout. • Optus seeking competition notice to challenge recent price increase • ACCC currently reviewing its approach to LCR – will reveal its position H1 06.
Local Call Resale – Per Call Charge	• Under contract until 30 June 06	• Optus reducing dependency through ULL rollout • ACCC has set rates at 13.61c/call to 30/6/06 • ACCC currently reviewing its approach to LCR – will reveal its position H1 06. • Optus will seek commercial deal for rate reduction post 30/6/06 • Outcome likely to require ACCC arbitration

SingTel

ULL: why is it important for competition?

➢ promotes alternative access where incumbent dominates local loop

Australia has limited competition in residential fixed line infrastructure



% homes reached by non-incumbent telco network (eg cable)
99%
95%
90%
60%
52%
19%
Infrastructure based competition from cable TV operators makes ULL unnecessary in USA
Singapore¹
NL²
US³
Germany²
UK⁴
Aust⁵

[1] Starhub IPO prospectus
[2] Citigroup Sep 2005
[3] US Nat'l Cable TV & Telecoms Assn
[4] NTL Oct 2005
[5] Optus est – 1.4 m HFC vs 7.2 m occupied homes

ULL allows Optus to extend "on net coverage"



Homes (m)
+ ULL
Optus HFC
Optus HFC + planned ULL

[6] homes and businesses

SingTel

ULL: how does it work?

➢Optus plans to migrate up to 50% of its CMM offnet voice and DSL customers to ULL

Offnet voice & DSL resale


Optus network
Telstra exchange
Customer access line
Tel
PC
Resale connection

Unbundled local loop


Optus network
Telstra exchange
Optus DSLAM[1]
Tel
PC
ULL connection

[1] Located within the Telstra exchange building

SingTel

ULL: how will Optus benefit?

➢ CMM offnet margins will improve in medium term

Gross margin benefit highest for combined voice/DSL customer

- **over 200K customers at Dec 05**



Gross margin benefit A$45
DSL
LD
LAR
A$ per month - approx.
Monthly ARPU (1)
Resale costs (1)
ULL costs (1)

"Voice only" customers also get margin uplift **A$15**

- over 400K customers at Dec 05

To realise ULL benefits requires scale & good execution

HFC "on-net" footprint — **1.4m homes**
- 37% penetration

ULL rollout: A$150m — **2.9m homes & businesses**
- 100 exchanges by Apr 06
- 340 exchanges by Mar 07

Existing offnet RGUs [2] — **873K**
- reduces breakeven risk

ULL will be EBITDA -ve initially
- one-off costs and gradual migration

(1) Approximate amounts based on Q2 FY06 and Telstra Dec 04 'Band 2' ULL undertaking of A$22/mth – includes LD interconnect

(2) "Revenue generating units" - Offnet voice plus DSL customers at Dec 05

SingTel

ULL: price setting process – impacted by Telstra campaign against geographic deaveraging

Date	Telstra	Optus	ACCC	Government
December 2004	Lodges undertaking with proposals for geographically de-averaged pricing (including A$22 for band 2 – metro)		Begins considering undertaking	
Mid 2005	New management arrives Reverse position, begins advocating uniform national ULL price of A$30 Begins political campaign for Government to overrule ACCC on ULL pricing			
August 2005				Announces it will examine ULL pricing issue raised by Telstra
September 2005		[illegible]		
November 2005		[illegible]	[illegible] considering [illegible]	
December 2005	Lodges new undertaking – national average price of A$30		Rejects Telstra Dec 04 undertaking (incl A$22 for band 2 – metro)	Announces 'decision': it will seek further advice from ACCC on de-averaging

ULL: regulatory process to set price in 2006

- Govt has requested advice from ACCC – due March
- Govt will then decide: mandate average price OR decline to intervene
- Optus expects Govt will decline to intervene
- Whatever Govt decides, ACCC will then resume its process

Two parallel routes to set prices

UNDERTAKING

[illegible]	ACCC accepts or rejects	Telstra appeals to ACT
December 2005 • A$30 rate nationally	• ACCC likely to reject	• Telstra will likely appeal to ACT

ARBITRATION

[illegible]	[illegible]
• Optus notified ULL dispute November 2005 • Seeks de-averaged prices, but lower than Dec 04 undertaking (incl A$22 for band 2 – metro)	• Interim determination – expected mid 2006 • Then final determination expected late 2006 • Can be backdated to start of dispute • Applies until undertaking accepted

SingTel

ULL: Telstra's latest proposal would discourage rollout in largest markets

Telstra ULL undertaking
Dec 05 vs Dec 04


ULL Price (A$/line/month)
Dec 05: Telstra's proposed national average price of A$30
13
22
40
100

Band 1 CBD	Band 2 Metro	Band 3 Regional	Band 4 Rural & Remote
0.6 m	7.5 m	1.3 m	0.7 m

Band 2 has largest base of customer lines

Telstra's old position (agreed by industry and ACCC)

- Costs vary by band – and so should the price Telstra charges competitors for ULL

Telstra's new position

- ULLS price should be nationally averaged A$30
- Otherwise Telstra won't be able to fund cross subsidy of high cost rural services

SingTel

ULL: progress in Europe vs Australia

ULL is an established access technology in selected markets


Number of broadband subs using ULL (m)
2.5
0.6
0.45
0.1
0.1
France[1]
NL[1]
Germany[1]
UK[1]
Aust[2]

[1] Citigroup est for June 2005

[2] J P Morgan est for Dec 2005

Telstra's proposed ULL rates more expensive than European rates[4]


Approx ULL monthly rates (Euros)
20
15
12
12
11
11
TLS Dec 05[1]
TLS Dec 04[2]
Germany [3]
NL[3]
France[3]
UK[3]

[1] Telstra A$30 Dec 2005 National undertaking

[2] Telstra A$22 Dec 2004 Band 2 undertaking

[3] Citigroup Sept 2005 – from national regulators

[4] All rates include connection fee amortised over 36 mths

SingTel

FTTN: how could Telstra's plans impact competition?

Telstra FTTN (fibre to the node) would reduce loop lengths and increase DSL speeds to 12 Mbps in five major cities


Fibre
Exchange
Node
NEW
Copper
< 1.5 km
> 1.5 km
Optus could access some of these with HFC

Source: Telstra 16 Nov 2005

Telstra is seeking radical changes to regulation as pre-condition for FTTN

Alternative measures to promote competition

- ➢ regulated prices for access to fibre and/or wholesale DSL over FTTN
- ➢ keep copper to node

SingTel

Agenda

Fixed line

- wholesale price increases
- unbundled local loop (ULL)
- Telstra's FTTN plan – impact on competition?

Mobile – termination rates

SingTel

Mobile termination: Optus is a net beneficiary

Incoming termination – part of Optus mobile incoming revenue (A$233m*)


Other carriers

Also part of mobile incoming revenue:

- SMS inpayments
- International roaming

Outgoing mobile termination – part of Optus interconnect costs (A$382m*)


Other mobile carriers

Also part of interconnect costs:

- fixed line (PSTN) interconnect
- local call resale

* For Q3 FY06

SingTel

Mobile termination: lower rates reduce net benefit

ACCC has proposed lower mobile termination rates

Calendar year	Rate	Y-o-y decline
2004 (Jul-Dec)	21c	NA
2005	18c	(14%)
2006	15c	(17%)
2007	12c	(20%)

Note: during 2005 Optus concluded commercial deals at rates above 18c – with variations from quarter to quarter

Optus Mobile incoming revenue increasing - despite lower rates

Impact on Optus	Q3 FY06 vs Q3 FY05	Q4 FY06 vs Q4 FY05
Decrease in termination rates	8%	17%
Mobile incoming revenue growth	[illegible]	NA

SingTel

Mobile termination: regulatory and commercial process

	2004	2005	2006	2007
[redacted]	ACCC issued "pricing principles" with rates falling to 12c by 2007			
[redacted]	21c adopted across industry H2 2004	- Optus agreed rates commercially with several parties, some at >18 cents	- Optus likely to agree to ACCC rates for 2006	If ACCC rejects our undertaking, 2007 prices will be set through negotiation/ arbitration
[redacted]		- Several parties initiated disputes against Optus, asked ACCC to arbitrate	• Arbitrations ongoing – cover 2005 and 2006 • ACCC will issue final determinations unless Optus agrees to its rates	
[redacted]	Optus lodged "undertaking" -19.25c 2005 -18c 2006 -17c 2007		ACCC rejected Optus undertaking Feb 2006	
[redacted]			• Optus launched ACT appeal Feb 2006 • Outcome expected late 2006	If ACT accepts our undertaking, 17c will apply in 2007

SingTel

SingTel Optus - Regulatory Update



Mr Paul Fletcher
Director - Corporate & Regulatory Affairs

February 2006

SingTel

Lorinda Leung

From: Lim Li Ching

Sent: Tuesday, February 28, 2006 7:32 AM

To: Lorinda Leung; 051214-Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System% SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, February 28, 2006 7:31:41 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00015
Submission Date & Time :: 28-Feb-2006 07:31:03
Broadcast Date & Time :: 28-Feb-2006 07:31:42
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.

ASX
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FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/02/2006

TIME: 10:38:17

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation - SingTel Optus on Australian Regulatory Update

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Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Tuesday, February 28, 2006 7:38 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 311020.pdf

311020.pdf (284 KB)

ASX confirms the release to the market of Doc ID: 311020 as follows:
Release Time: 28-Feb-2006 10:38:11
ASX Code: SGT
File Name: 311020.pdf
Your Announcement Title: Presentation by SingTel Optus on Australian Regulatory Updat